EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2012	2011	2012	2011
Earnings before income taxes	$2,452	$1,941	$6,694	$6,024
Fixed charges	183	151	530	432
Total earnings available for fixed charges	$2,635	$2,092	$7,224	$6,456

Fixed Charges:
Interest expense	$158	$129	$459	$366
Interest component of rental payments	25	22	71	66
Total fixed charges	$183	$151	$530	$432
Ratio of earnings to fixed charges	14.4	13.9	13.6	14.9

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.